UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AvidXchange Holdings, Inc.

File No. 5-93349 – CTR#9491

AvidXchange Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on June 18, 2025.

Based on representations by AvidXchange Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(2)
Exhibit (c)(4)
Exhibit (c)(5)
Exhibits (c)(7) – (c)(12)
Exhibit (c)(15)
Exhibits (c)(17) – (23)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance